UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

APAC CUSTOMER SERVICES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00185E 10 6

(CUSIP Number)

June 4, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00185E 10 6	13G	Page 2 of 6 Pages

1	Names of Reporting Persons Trust Four Hundred Thirty U/A/D 4/2/94 Tracy D. Schwartz and Scott Mordell, Trustees
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 2,040,000
7 Sole Dispositive Power 0
8 Shared Dispositive Power 2,040,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,040,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 3.94%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00185E 10 6	13G	Page 3 of 6 Pages

1	Names of Reporting Persons Trust 3080 U/A/D 4/2/94 Tracy D. Schwartz and Scott Mordell, Trustees
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	5 Sole Voting Power 0
6 Shared Voting Power 500,000
7 Sole Dispositive Power 0
8 Shared Dispositive Power 500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) .97%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 00185E 10 6	13G	Page 4 of 6 Pages

Item 1 (a).	Name of Issuer:

APAC Customer Services, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Bannockburn Lake Office Plaza 1 2333 Waukegan Road, Suite 100 Bannockburn, Illinois 60015

Item 2 (a).	Name of Persons Filing:

Trust Four Hundred Thirty U/A/D 4/2/94 and Trust 3080 U/A/D 4/2/94, Tracy D. Schwartz and Scott Mordell, Trustees

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

c/o TCS GROUP, L.L.C. 650 Dundee Road, Suite 450 Northbrook, IL 60062

Item 2 (c).	Citizenship:

United States of America

Item 2 (d).	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2 (e).	CUSIP Number:

00185E 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. Reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d).

CUSIP No. 00185E 10 6	13G	Page 5 of 6 Pages

Item 4.	Ownership.

(a) Amount Beneficially Owned:

(b) Percent of Class:

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable. Reporting person is filing this Schedule 13G pursuant to Rule 13d-1(d).

CUSIP No. 00185E 10 6	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

Trust Four Hundred Thirty

By:	/s/ Scott Mordell
Name:	Scott Mordell
Title:	Trustee

Trust 3080

By:	/s/ Scott Mordell
Name:	Scott Mordell
Title:	Trustee